                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                              --------------------

                                 SCHEDULE 13D/A1
                    Under the Securities Exchange Act of 1934

                            P. H. Glatfelter Company
                  --------------------------------------------
                                 Name of Issuer

                     Common Stock, par value $.01 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   377316 10 4
                                ----------------
                                  CUSIP Number

               Howard I. Verbofsky, General Counsel, PNC Advisors
                         PNC Bank, National Association
                   1600 Market Street, Philadelphia, PA 19103
                                  215-585-6814
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 19, 1999
                        ---------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 377316 10 4                                         Page 2 of 19 pages

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       P. H. Glatfelter Family Shareholders' Voting Trust established pursuant to agreement dated as of July 1, 1993
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[x]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Pennsylvania
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER

                                13,494,979
  NUMBER OF       --------------------------------------------------------------
   SHARES         8.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0
    EACH          --------------------------------------------------------------
  REPORTING       9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH                        0
                  --------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,494,979
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  32.1%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

CUSIP No. 377316 10 4                                         Page 3 of 19 pages

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Voting Trustee of P. H. Glatfelter Family Shareholders' Voting Trust established pursuant to agreement dated as of July 1, 1993
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[x]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Pennsylvania
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER

                                13,494,979
  NUMBER OF       --------------------------------------------------------------
   SHARES         8.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0
    EACH          --------------------------------------------------------------
  REPORTING       9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH                        0
                  --------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,494,979
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  32.1%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

CUSIP No. 377316 10 4                                         Page 4 of 19 pages


       This Amendment No. 1, dated June 8, 1999, amends the Schedule 13D dated July 1, 1993 and filed on July 2, 1993 (File No. 5-12158) by the P. H. Glatfelter Family Shareholders' Voting Trust established pursuant to an agreement dated as of July 1, 1993, and the trustees of the P. H. Glatfelter Family Shareholders' Voting Trust established pursuant to the agreement (the "Initial 13D").

ITEM 1.  SECURITY AND ISSUER

       This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of P. H. Glatfelter Company, a Pennsylvania corporation (the "Company"), which has its principal executive offices at 228 South Main Street, Spring Grove, Pennsylvania 17362.

ITEM 2.  IDENTITY AND BACKGROUND

       This statement is being filed by the P. H. Glatfelter Family Shareholders' Voting Trust (the "Voting Trust"), which was established pursuant to an agreement dated as of July 1, 1993 (the "Trust Agreement"), and the body of trustees for the Voting Trust (the "Voting Trustee"). Pursuant to the Trust Agreement, a copy of which was filed as an exhibit to the Initial 13D, PNC Bank, National Association, as trustee or co-trustee of fiduciary trusts (the "Fiduciary Trusts"), together with any co-trustees thereof, has ceded to the Voting Trustee voting power over the shares of Common Stock held of record by the Fiduciary Trusts. There are currently 86 Fiduciary Trusts.

       The Fiduciary Trusts include many of the fiduciary trusts that have been established by and for the benefit of the lineal descendants by birth of Philip
H. Glatfelter or spouses of such descendants (the "Family Members"). The Family Members who are settlors or beneficiaries of the Fiduciary Trusts are divided into five lineal groups (the "Groups") for the purpose of selecting those persons who constitute the Voting Trustee. (See Sections 1 and 6 of Trust Agreement.)

       The Voting Trustee has sole voting power over the shares of Common Stock and any other voting securities that may be held in the Voting Trust from time to time (the "Trust Shares"). (See Sections 2 and 10 of Trust Agreement.) The persons who presently constitute the Voting Trustee are: PNC Bank, National Association (the "Bank Constituent"), and the following five Family Members, each of whom represents a Group (each a "Group Constituent" and, together with the Bank Constituent, the "Constituents"). The names, residence or business addresses and principal occupations (including the addresses of any employers not otherwise provided) of the Group Constituents are set forth below:

                                                      Residence or
Names                                                 Business Addresses                                  Principal Occupations
-----                                                 ------------------                                  ---------------------
Katherine G. Costello                                 195 Saddle Hill Road                                Homemaker
                                                      Spring Grove, PA 17362

CUSIP No. 377316 10 4                                         Page 5 of 19 pages


                                                      Residence or
Names                                                 Business Addresses                                  Principal Occupations
-----                                                 ------------------                                  ---------------------
William M. Eyster, II                                 2002 Rosewood Lane                                  Retired
                                                      York, PA 17403

Elizabeth Glatfelter                                  9161 Greentree Rd.                                  Homemaker
                                                      Philadelphia, PA 19118

Philip H. Glatfelter IV                               P. H. Glatfelter Co.                                Sales Manager
                                                      228 S. Main Street
                                                      Spring Grove, PA 17362

H. Clinton Vaughan                                    73 Lake Road                                        Finance
                                                      Manhasset, NY 11030                                 Salomon Smith Barney


       Katherine G. Costello was elected as a Group Constituent on April 5, 1996 and replaced William L. Glatfelter III, who resigned on March 20, 1996. William
M. Eyster, II is one of the initial Group Constituents named in the Trust Agreement. Elizabeth Glatfelter was elected as a Group Constituent on January 19, 1999 and replaced Patricia G. Foulkrod, whose term expired on December 31, 1998. Philip H. Glatfelter IV was elected as a Group Constituent on April 26, 1994 and replaced George H. Glatfelter, who resigned on that same date. H. Clinton Vaughan was elected as a Group Constituent on January 9, 1998 and replaced Irene G. Fegley, whose term expired on December 31, 1997.

       The Bank Constituent is a United States banking association, with community banking offices in Pennsylvania, New Jersey, Kentucky, Ohio and Indiana, which provides retail banking, corporate banking, investment management and trust, and investment banking services. The business address of the Bank Constituent is 1600 Market Street, Philadelphia, PA 19103, Attn: Howard I. Verbofsky, General Counsel, PNC Advisors.

       Each of the Group Constituents is a United States citizen. The Bank Constituent is a wholly-owned, second-tier subsidiary of PNC Bank Corp., a Pennsylvania corporation.(1)

       The names and positions of the executive officers of PNC Bank, National Association are set forth below:

Names                                             Positions
-----                                             ---------
Thomas H. O'Brien                                 Chairman and Chief Executive Officer

James E. Rohr                                     President and Chief Operating Officer


--------------------

(1) A first-tier subsidiary of PNC Bank Corp., PNC Bancorp, Inc., a Delaware corporation, is the direct parent corporation of PNC Bank, National Association.

CUSIP No. 377316 10 4                                         Page 6 of 19 pages


Names                                             Positions
-----                                             ---------
Walter E. Gregg, Jr.                              Vice Chairman

Ralph S. Michael, III                             Executive Vice President, Corporate Banking

Bruce E. Robbins                                  Executive Vice President, Secured Lending

Joseph C. Guyaux                                  Executive Vice President, Regional Community Bank

Thomas K. Whitford                                Executive Vice President, Private Bank

Robert L. Haunschild                              Senior Vice President and Chief Financial Officer

Thomas E. Paisley, III                            Senior Vice President, Corporate Credit Policy

Helen P. Pudlin                                   Senior Vice President and General Counsel

Samuel R. Patterson                               Controller

The principal occupation of each of the foregoing executive officers of PNC Bank, National Association is officer of PNC Bank, National Association or officer of PNC Bank Corp. The business address of each such executive officer is c/o PNC Bank Corp., One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707, and each such executive officer is a United States citizen.

            The names, business addresses and principal occupations of the directors of PNC Bank, National Association are set forth below:

Names                                  Business Addresses                                Principal Occupations
-----                                  ------------------                                ---------------------
Paul W. Chellgren                      Ashland Inc.                                      Chairman and Chief Executive Officer
                                       P.O. Box 391
                                       Covington, KY 41012-0391

Robert N. Clay                         Clay Holding Company                              President and Chief Executive Officer
                                       Three Chimneys Farm
                                       P.O. Box 114
                                       Midway, KY 40347

George A. Davidson, Jr.                Consolidated Natural Gas Company                  Chairman and Chief Executive Officer
                                       CNG Tower
                                       625 Liberty Avenue
                                       Pittsburgh, PA 15222-3199

CUSIP No. 377316 10 4                                         Page 7 of 19 pages


Names                                  Business Addresses                                Principal Occupations
-----                                  ------------------                                ---------------------
David F. Girard-diCarlo                Blank Rome Comisky & McCauley LLP                 Managing Partner
                                       One Logan Square
                                       Philadelphia, PA 19103-6998

Walter E. Gregg, Jr.                   PNC Bank Corp                                     Vice Chairman
                                       One PNC Plaza
                                       249 Fifth Avenue
                                       Pittsburgh, PA 15222-2707

William R. Johnson                     H. J. Heinz Company                               President and Chief Executive Officer
                                       600 Grant Street
                                       Pittsburgh, PA 15219-2857

Bruce C. Lindsay                       Brind-Lindsay & Co., Inc.                         Chairman and Managing Director
                                       1926 Arch Street
                                       Philadelphia, PA 19103-1444

W. Craig McClelland                    Union Camp Corporation                            Chairman and Chief Executive Officer
                                       1600 Valley Road
                                       Wayne, NJ 07470

Thomas H. O'Brien                      PNC Bank Corp.                                    Chairman and Chief Executive Officer
                                       One PNC Plaza
                                       249 Fifth Avenue
                                       Pittsburgh, PA 15222-2707

Jane G. Pepper                         Pennsylvania Horticultural Society                President
                                       100 N. 20th Street - 5th Floor
                                       Philadelphia, PA 19103-1495

Jackson H. Randolph                    Cinergy Corp.                                     Chairman
                                       221 East Fourth Street, Suite 3004
                                       Cincinnati, OH 45202

James E. Rohr                          PNC Bank Corp.                                    President and Chief Operating Officer
                                       One PNC Plaza
                                       249 Fifth Avenue
                                       Pittsburgh, PA 15222-2707

Roderic H. Ross                        Keystone State Life Insurance Co.                 Vice Chairman and Chief Executive
                                       Suite 325                                         Officer
                                       501 Office Center Drive
                                       Fort Washington, PA 19034-3299

CUSIP No. 377316 10 4                                         Page 8 of 19 pages


Names                                  Business Addresses                                Principal Occupations
-----                                  ------------------                                ---------------------
Richard P. Simmons                     Allegheny Teledyne Incorporated                   Chairman, President and Chief
                                       1000 Six PPG Place                                Executive Officer
                                       Pittsburgh, PA 15222-5479

Thomas J. Usher                        USX Corporation                                   Chairman and Chief Executive Officer
                                       61st Floor
                                       600 Grant Street
                                       Pittsburgh, PA 15219-4776

Milton A. Washington                   AHRCO                                             President and Chief Executive Officer
                                       5604 Baum Boulevard
                                       Pittsburgh, PA 15206

Each of the foregoing directors is a United States citizen.

       PNC Bank Corp. is the ultimate parent corporation of the Bank Constituent. PNC Bank Corp. is one of the largest diversified financial services organizations in the United States. Its major businesses include Regional Community Banking, Corporate Banking, Private Banking, Mortgage Banking, Secured Lending, Asset Management and Mutual Fund Servicing. The principal business address of PNC Bank Corp. is One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707.

       The names and positions with PNC Bank Corp. of the executive officers of PNC Bank Corp. are set forth below(2):

Names                                            Positions
-----                                            ---------
Thomas H. O'Brien                                Chairman and Chief Executive Officer

James E. Rohr                                    President and Chief Operating Officer

Walter E. Gregg, Jr.                             Vice Chairman

Ralph S. Michael, III                            Executive Vice President, Corporate Banking

Bruce E. Robbins                                 Executive Vice President, Secured Lending

Joseph C. Guyaux                                 Executive Vice President, Regional Community Bank

Thomas K. Whitford                               Executive Vice President, Private Bank

--------------------

(2) The only executive officers of PNC Bancorp, Inc. are Robert L. Haunschild, Chairman, Thomas H. O'Brien, President, and Walter E. Gregg, Executive Vice President. Mr. Haunschild is an executive officer of each of PNC Bank Corp. and PNC Bank, National Association. Mr. O'Brien and Mr. Gregg are executive officers and directors of each of PNC Bank Corp. and PNC Bank, National Association. The required information with respect to each of them is provided elsewhere in this Item 2.

CUSIP No. 377316 10 4                                         Page 9 of 19 pages


Names                                            Positions
-----                                            ---------
Robert L. Haunschild                             Senior Vice President and Chief Financial Officer

Thomas E. Paisley, III                           Senior Vice President, Corporate Credit Policy

Helen P. Pudlin                                  Senior Vice President and General Counsel

Samuel R. Patterson                              Controller

The principal occupation of each of the foregoing executive officers of PNC Bank Corp. is officer of PNC Bank Corp. or officer of PNC Bank, National Association. The business address of each such executive officer is c/o PNC Bank Corp., One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707, and each such executive officer is a United States citizen.

       The names, business addresses and principal occupations of the directors of PNC Bank Corp. are set forth below(3):

Names                                 Business Addresses                                   Principal Occupations
-----                                 ------------------                                   ---------------------
Paul W. Chellgren                     Ashland Inc.                                         Chairman and Chief Executive
                                      P.O. Box 391                                         Officer
                                      Covington, KY 41012-0391
                                                                                           President and Chief Executive
Robert N. Clay                        Clay Holding Company                                 Officer
                                      Three Chimneys Farm
                                      P.O. Box 114
                                      Midway, KY 40347

George A. Davidson, Jr.               Consolidated Natural Gas Company                     Chairman and Chief Executive
                                      CNG Tower                                            Officer
                                      625 Liberty Avenue
                                      Pittsburgh, PA 15222-3199

--------------------

(3) The directors of PNC Bancorp, Inc. are Robert L. Haunschild, Calvert A. Morgan, Jr. and Maria C. Shaffer. Mr. Haunschild is an executive officer of each of PNC Bank Corp. and PNC Bank, National Association and the required information with respect to him is provided elsewhere in this
       Item 2. The business address of each of Mr. Morgan and Ms. Shaffer is PNC Bank, Delaware, 222 Delaware Avenue, Wilmington, DE 19899. The principal occupation of Mr. Morgan is Chairman, President and Chief Executive Officer of PNC Bank, Delaware, and the principal occupation of Ms. Shaffer is Vice President, Controller, Treasurer and Assistant Secretary of PNC Bank, Delaware. Each of Mr. Morgan and Ms. Shaffer is a United States citizen.

CUSIP No. 377316 10 4                                        Page 10 of 19 pages


Names                                 Business Addresses                                   Principal Occupations
-----                                 ------------------                                   ---------------------
David F. Girard-diCarlo               Blank Rome Comisky & McCauley LLP                    Managing Partner
                                      One Logan Square
                                      Philadelphia, PA 19103-6998

Walter E. Gregg, Jr.                  PNC Bank Corp.                                       Vice Chairman
                                      One PNC Plaza
                                      249 Fifth Avenue
                                      Pittsburgh, PA 15222-2707

William R. Johnson                    H. J. Heinz Company                                  President and Chief Executive
                                      600 Grant Street                                     Officer
                                      Pittsburgh, PA 15219-2857

Bruce C. Lindsay                      Brind-Lindsay & Co., Inc.                            Chairman and Managing Director
                                      1926 Arch Street
                                      Philadelphia, PA 19103-1444

W. Craig McClelland                   Union Camp Corporation                               Chairman and Chief Executive
                                      1600 Valley Road                                     Officer
                                      Wayne, NJ 07470

Thomas H. O'Brien                     PNC Bank Corp.                                       Chairman and Chief Executive
                                      One PNC Plaza                                        Officer
                                      249 Fifth Avenue
                                      Pittsburgh, PA 15222-2707

Jane G. Pepper                        Pennsylvania Horticultural Society                   President
                                      100 N. 20th Street - 5th Floor
                                      Philadelphia, PA 19103-1495

Jackson H. Randolph                   Cinergy Corp.                                        Chairman
                                      221 East Fourth Street, Suite 3004
                                      Cincinnati, OH 45202

James E. Rohr                         PNC Bank Corp.                                       President and Chief Operating
                                      One PNC Plaza                                        Officer
                                      249 Fifth Avenue
                                      Pittsburgh, PA 15222-2707

Roderic H. Ross                       Keystone State Life Insurance Co.                    Vice Chairman and Chief Executive
                                      Suite 325                                            Officer
                                      501 Office Center Drive
                                      Fort Washington, PA 19034-3299

CUSIP No. 377316 10 4                                        Page 11 of 19 pages


Names                                 Business Addresses                                   Principal Occupations
-----                                 ------------------                                   ---------------------
Richard P. Simmons                    Allegheny Teledyne Incorporated                      Chairman, President and Chief
                                      1000 Six PPG Place                                   Executive Officer
                                      Pittsburgh, PA 15222-5479

Thomas J. Usher                       USX Corporation                                      Chairman and Chief Executive
                                      61st Floor                                           Officer
                                      600 Grant Street
                                      Pittsburgh, PA 15219-4776

Milton A. Washington                  AHRCO                                                President and Chief Executive
                                      5604 Baum Boulevard                                  Officer
                                      Pittsburgh, PA 15206

Helge H. Wehmeier                     Bayer Corporation                                    President and Chief Executive
                                      100 Bayer Road, Building 4                           Officer
                                      Pittsburgh, PA 15205-9741

Each of the foregoing directors except Mr. Wehmeier is a United States citizen. Mr. Wehmeier is a citizen of Germany.

       During the last five years, none of the persons named in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.(4)

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The Trust Shares were deposited in the Voting Trust under the terms and conditions set forth in the Trust Agreement, and no consideration was paid therefor.

       An aggregate of 701,950 Trust Shares has been pledged to PNC Bank, National Association by three revocable Fiduciary Trusts as collateral for loans to the settlors of such Fiduciary Trusts in the aggregate principal amount of $3,767,283.88 as of May 21, 1999. Pursuant to the Trust Agreement, PNC Bank, National Association will retain a security interest in the interests of such Fiduciary Trusts in the Voting Trust. (See Item 6 below and Sections 3 and 13 of Trust Agreement.)


--------------------

(4) This statement applies as well to PNC Bancorp, Inc. and its executive officers and directors. See notes 1, 2 and 3 above.

CUSIP No. 377316 10 4                                        Page 12 of 19 pages


ITEM 4.  PURPOSE OF TRANSACTION

       PNC Bank, National Association has longstanding relationships with the Company, the Family Members and the Fiduciary Trusts, through one or more of its roles as a lender, financial advisor, trustee, executor, agent and custodian. PNC Bank, National Association determined to effect and administer the Voting Trust in an effort to promote the education of the Family Members regarding the Company's business, especially among the younger generations of Family Members. PNC Bank, National Association believes that the Voting Trust will provide Company management with a means of communicating, through the Constituents, with a wide range of Family Members, which should encourage Company management to pursue the Company's long-term strategic plans that are supported by the Voting Trust, for the benefit of all shareholders of the Company.

       The Fiduciary Trusts were selected by PNC Bank, National Association as the participants in the Voting Trust because the Family Members who are the settlors, co-trustees and beneficiaries of the Fiduciary Trusts have generally had an interest in and involvement with the Company and PNC Bank, National Association over many years. The Trust Agreement permits certain other shareholders of the Company to become participants in the Voting Trust, subject to the approval of the Voting Trustee. (See Section 9 of Trust Agreement.) Generally, the shareholders eligible to participate in the Voting Trust would be any Family Members or fiduciary trusts, in addition to the Fiduciary Trusts, that have been, or may be, established for the benefit of any Family Members (the "Other Family Trusts"). PNC Bank, National Association is the sole trustee of nine Other Family Trusts. While PNC Bank, National Association has no present plans to effect the participation of any Other Family Trusts in the Voting Trust, PNC Bank, National Association may in the future do so.

       None of the persons named in Item 2 above has any present plans which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except in amounts which are not material; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in (i)-(ix) above.

CUSIP No. 377316 10 4                                        Page 13 of 19 pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       The Voting Trustee has sole voting power as to the 13,494,979 Trust Shares, which represent approximately 32.1% of the outstanding shares of Common Stock.(5) The Voting Trustee does not have any dispositive power as to the Trust Shares.

       The Trust Shares may be voted only by the Voting Trustee in accordance with the affirmative vote of a majority of the votes cast by the Constituents pursuant to a weighted formula in which (i) each Group Constituent is entitled to cast such number of votes as is equal to the number of Trust Shares in which any Family Member of his or her Group has an interest as a settlor of a revocable Fiduciary Trust, or as a current income beneficiary (or, if there is none, as a current distribution beneficiary) of an irrevocable Fiduciary Trust and (ii) the Bank Constituent is entitled to cast such number of votes as is equal to the number of Trust Shares in which any irrevocable Fiduciary Trust has an interest. (See Sections 5 and 11(f) of Trust Agreement.)

       None of the Constituents, as such, has any dispositive power as to the Trust Shares. Except as otherwise provided in this paragraph, none of the Constituents, as such, has any voting power as to the Trust Shares. PNC Bank, National Association has certain powers that may be construed as shared voting power as to the Trust Shares. As a result of its status as the Bank Constituent, PNC Bank, National Association has the power to cast a considerable number of votes in any determination by the Voting Trustee. (See Sections 5 and 11(f) of Trust Agreement.) While its votes as Bank Constituent alone may not be determinative of Voting Trustee action, PNC Bank, National Association, as the initial Trust Agent of the Voting Trust (the "Trust Agent"), may for a time also occupy the position of any Group Constituent, should a vacancy occur in that position, until a successor Group Constituent is appointed for the respective Group. (See Section 7 of Trust Agreement.) In such event, PNC Bank, National Association, as the Trust Agent, would cast the votes of that Group Constituent, as well as its own votes as the Bank Constituent, in determining Voting Trustee action, and might well then be in a position to determine such action for a time. PNC Bank, National Association and PNC Bank Corp. report such shared voting power over the Trust Shares on a separate Form 13D filed with the Securities and Exchange Commission.

       The Trust Agent also has broad administrative powers. (See Sections 5 and 8-14 of Trust Agreement.) In addition, the Trust Agent has discretionary authority over the timing of certain withdrawals of Trust Shares. (See Section 8(a) of Trust Agreement and Item 6 of the Initial Schedule 13D.)

       Other than as disclosed in this statement, no person named in Item 2 above has any beneficial ownership over shares of the Common Stock. In accordance with Rule 13d-3, shares


--------------------

(5) The percentage of outstanding shares of Common Stock is based on the shares held by the Voting Trustee on December 31, 1998 as reported in the
       Schedule 13G filed by PNC Bank Corp. and its subsidiaries, PNC Bancorp, Inc. and PNC Bank, National Association, for the year ended December 31, 1998 and the total number of outstanding shares on December 31, 1998 as reported in the P. H. Glatfelter Company's Annual Report on Form 10-K for the year ended December 31, 1998.

CUSIP No. 377316 10 4                                        Page 14 of 19 pages


of the Common Stock may be beneficially owned by more than one person. This is true also of the Trust Shares. Pursuant to the Trust Agreement, the Fiduciary Trusts may withdraw the Trust Shares they deposited in the Voting Trust at any time if certain conditions are met. (See Section 8 of Trust Agreement and Item 6 of the Initial Schedule 13D.) Thus, each Fiduciary Trust, and its trustee or co-trustees, may be deemed to retain voting and dispositive power over the Trust Shares deposited by it. In addition, certain Trust Shares are subject to various rights to acquire as set forth in various Fiduciary Trust documents and other documents ancillary thereto. Thus, the persons who possess such rights may also be deemed to have voting and dispositive power over the Trust Shares subject to such rights. Notwithstanding the beneficial ownership of the Trust Shares by several persons, the total number of Trust Shares is 13,494,979.

       Katherine G. Costello has beneficial ownership of 809,897 Trust Shares held by one Fiduciary Trust. She has the right to revoke such Fiduciary Trust and to withdraw such Trust Shares, at which point she would have sole voting and dispositive power as to such Trust Shares. PNC Bank, National Association, as sole trustee of such Fiduciary Trust, currently has sole voting and dispositive power as to such Trust Shares. Ms. Costello may be deemed to have shared voting and dispositive power, as co-trustee with PNC Bank, National Association, as to 18,000 Trust Shares held by four Fiduciary Trusts.

       William M. Eyster, II has beneficial ownership of 16,933 Trust Shares held by one Fiduciary Trust. He has the right to revoke such Fiduciary Trust and to withdraw such Trust Shares, at which point he would have sole voting and dispositive power as to such Trust Shares. PNC Bank, National Association, as sole trustee of such Fiduciary Trust, currently has sole voting and dispositive power as to such Trust Shares. Mr. Eyster may be deemed to have shared voting and dispositive power, as co-trustee with PNC Bank, National Association, as to 28,000 Trust Shares held by one Fiduciary Trust. In addition to such Trust Shares, Mr. Eyster has sole voting and dispositive power as to 5,000 other shares of Common Stock.

       Elizabeth Glatfelter has beneficial ownership of 897,521 Trust Shares held by one Fiduciary Trust. She has the right to revoke such Fiduciary Trust and to withdraw such Trust Shares, at which point she would have sole voting and dispositive power as to such Trust Shares. PNC Bank, National Association, as sole trustee of such Fiduciary Trust, currently has sole voting and dispositive power as to such Trust Shares. Ms. Glatfelter may be deemed to have shared voting and dispositive power, as co-trustee with PNC Bank, National Association, as to 979,795 Trust Shares held by three Fiduciary Trusts.

       Philip H. Glatfelter IV has beneficial ownership of 600 Trust Shares held by one Fiduciary Trust. He has the right to revoke such Fiduciary Trust and to withdraw such Trust Shares, at which point he would have sole voting and dispositive power as to such Trust Shares. PNC Bank, National Association, as sole trustee of such Fiduciary Trust, currently has sole voting and dispositive power as to such Trust Shares. Mr. Glatfelter may be deemed to have shared voting and dispositive power, as co-trustee with PNC Bank, National Association, as to 11,315 Trust Shares held by two Fiduciary Trusts.

CUSIP No. 377316 10 4                                        Page 15 of 19 pages


       H. Clinton Vaughan has beneficial ownership of 8,872 Trust Shares held by one Fiduciary Trust. He has the right to withdraw such Trust Shares upon 90 days' notice, at which point he would have sole voting and dispositive power as to such Trust Shares. PNC Bank, National Association, as co-trustee of such Fiduciary Trust, may be deemed to have shared voting and dispositive power as to such Trust Shares.

       PNC Bank, National Association, as sole trustee of 44 Fiduciary Trusts, has sole voting and dispositive power as to 10,314,249 Trust Shares, and as co-trustee of 42 Fiduciary Trusts may be deemed to have shared voting power as to 2,640,442 Trust Shares and shared dispositive power as to 3,180,730 Trust Shares. PNC Bank Corp., as the parent of PNC Bank, National Association, may be deemed to have the same beneficial ownership as to the Trust Shares as PNC Bank, National Association.(6) Certain Trust Shares as to which PNC Bank, National Association has beneficial ownership may also be beneficially owned by the persons serving as the Group Constituents as set forth in this Item 5. In addition, the Trust Shares may also be beneficially owned by certain Family Members who are not Group Constituents: 18 such Family Members are co-trustees, along with PNC Bank, National Association, of one or more of the Fiduciary Trusts and may be deemed to have beneficial ownership as to the Trust Shares held by such Fiduciary Trusts; 19 such Family Members have a right to withdraw an aggregate of 4,261,404 Trust Shares held in 22 Fiduciary Trusts;(7) one such Family Member has a right to purchase 959,376 Trust Shares held in two Fiduciary Trusts of which PNC Bank, National Association is sole trustee, and an annual, non-cumulative right of withdrawal equal to the greater of 5% or $5,000, which relates to 88,316 Trust Shares held by four Fiduciary Trusts;(8) one such Family Member has an annual, non-cumulative right of withdrawal equal to the greater of 5% or $5,000, which relates to 88,312 Trust Shares held by two Fiduciary Trusts; and seven such Family Members, each a beneficiary of a separate Fiduciary Trust, have a 60-day non-cumulative right of withdrawal in respect to an amount equal to the annual gift tax exclusion, which rights, collectively, relate to 77,010 Trust Shares.

       PNC Bank, National Association has sole voting and dispositive power as to an aggregate of 2,306,178 shares of Common Stock which are held of record by the Other Family Trusts.

       In addition to the beneficial ownership of the Trust Shares and the Common Stock held of record by the Other Family Trusts, as described above, PNC Bank Corp. has sole voting and dispositive power as to 131,340 shares of Common Stock, sole voting and no dispositive power as to 328,167 shares of Common Stock and may be deemed to have shared voting and dispositive power as to 435,126 shares of Common Stock (collectively, the "Non-Family Shares"). All of


--------------------

(6)    The same is true of PNC Bancorp, Inc. See notes 1, 2, 3 and 4 above.

(7) Each of three such Family Members has a right to withdraw 8,872 Trust Shares from a Fiduciary Trust upon 90 days' notice. In respect of all other Trust Shares, the withdrawal right may be exercised at any time.

(8) This Family Member also has a right to purchase 2,306,178 shares of Common Stock that are held of record by nine Other Family Trusts.

CUSIP No. 377316 10 4                                        Page 16 of 19 pages


the Non-Family Shares are held of record by PNC Bank, National Association in the ordinary course of business, as sole trustee, co-trustee or executor of fiduciary accounts other than the Fiduciary Trusts and the Other Family Trusts, as sole trustee or co-trustee of charitable trusts, or as custodian or agent. PNC Bank Corp. and PNC Bank, National Association, as trustee, executor, custodian and agent, report their respective beneficial ownership of the Trust Shares, the shares of Common Stock held of record by the Other Family Trusts, and the Non-Family Shares on a Schedule 13G filed with the Securities and Exchange Commission.(9)

       Each of the Fiduciary Trusts has the right to receive cash dividends and distributions of property except voting securities in respect of the Trust Shares formerly held of record by it, and the Voting Trustee will instruct the Company to pay such dividends and distributions directly to the respective Fiduciary Trusts. (See Sections 2 and 10 of Trust Agreement.)

       Except as set forth in this Item 5, none of the persons named in Item 2 has had any transactions in shares of the Common Stock in the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       In addition to the matters described in Item 5, the following additional information is provided regarding contracts, arrangements, understandings and relationships with respect to shares of Common Stock. Under the Trust Agreement, the Trust Shares will be voted by the Voting Trustee in accordance with the Trust Agreement. (See Items 2 and 5 above and Sections 5 and 11 of Trust Agreement.) The Voting Trust will continue until it is terminated by action of the Voting Trustee or the withdrawal of all the Trust Shares in accordance with the Trust Agreement. (See Section 4 of Trust Agreement.)

       A Fiduciary Trust generally may withdraw the Trust Shares deposited by it, and may deposit additional shares of Common Stock into the Voting Trust. (See Sections 8 and 9 of Trust Agreement.) Prior to the withdrawal of any Trust Shares for sale, such Trust Shares must first be offered to the Company pursuant to any stock repurchase plan of the Company then in effect. (See Section 8(a)(i) of Trust Agreement.) No Trust Shares may be withdrawn from the Voting Trust, and no shares of Common Stock may be added to the Voting Trust, if such withdrawal or addition would trigger any rights under provisions then applicable to the Company of 15 Pa.C.S. Subch. 25E-J or any successor or similar provisions of the Pennsylvania Business Corporation Law (the "BCL"). (See Sections 8(d), 9(d) and 10(g) of Trust Agreement.) Subject to the foregoing right of first refusal in favor of any Company stock repurchase plan and the limitations on withdrawals that may result if rights would be triggered under Subch. 25E-J of the BCL, the

--------------------

(9) PNC Bank, National Association, as trustee or co-trustee of the Fiduciary Trusts, and PNC Bank Corp. include their beneficial ownership as to the Trust Shares on their Schedule 13G because the Trust Shares may be withdrawn from the Voting Trust by the Fiduciary Trusts, generally within 60 days. (See Item 6 of the Initial Schedule 13D.) Such right of withdrawal may be deemed to continue the beneficial ownership of the Trust Shares by PNC Bank, National Association, as trustee or co-trustee of the Fiduciary Trusts, that existed prior to the establishment of the Voting Trust.

CUSIP No. 377316 10 4                                        Page 17 of 19 pages


Trust Shares may be withdrawn for sale or other transfer subject to certain notice requirements, and may be withdrawn without delay at any time subject to the approval of the Trust Agent. (See Item 5 above and Section 8(a) of Trust Agreement.)

       The Group Constituents serve staggered three-year terms. (See Section 6 of Trust Agreement.) A Group Constituent may resign at any time, and any vacancy created by such resignation or the death or disability of a Group Constituent will be filled by vote of certain Family Members of that Group. (See Sections 6 and 7 of Trust Agreement.) As discussed in Item 5 above, the Trust Agent may for a time occupy such a vacancy. (See Section 7 of Trust Agreement.)

       None of the Constituents or the Trust Agent will receive any compensation or commissions for acting as such but will be reimbursed for any reasonable out-of-pocket expenses that may be incurred in such capacities, and will be indemnified against any liabilities that may be incurred as a result of carrying on the business of the Voting Trust except where the conduct of the Constituent or Trust Agent constitutes self-dealing, willful misconduct, gross recklessness or bad faith. (See Sections 15 and 16 of Trust Agreement.)

       An aggregate of 701,950 Trust Shares has been pledged to PNC Bank, National Association as collateral for loans made to the settlors of three revocable Fiduciary Trusts. (See Item 3 above.) If such loans were in default and PNC Bank, National Association, as lender, exercised its rights under the respective standard default provisions of the loan documents, PNC Bank, National Association could cause such Trust Shares to be withdrawn from the Voting Trust and obtain sole voting and dispositive power as to such Trust Shares. (See Sections 3 and 13 of Trust Agreement.)

       Except as disclosed in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       The following document was filed as an exhibit to the Initial Schedule 13D filed by the Voting Trust and the Voting Trustee on July 2, 1993 (File No. 5-12158) and is hereby incorporated by reference:

              P. H. Glatfelter Family Shareholders Voting Trust dated as of July 1, 1993.

CUSIP No. 377316 10 4                                        Page 18 of 19 pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 P. H. GLATFELTER FAMILY
                                 SHAREHOLDERS' VOTING TRUST established
                                 pursuant to agreement dated as of July 1, 1993

                                 BY:  PNC BANK, NATIONAL ASSOCIATION,
                                      AS TRUST AGENT

      June 8, 1999                    By:  /s/ Jonathan D. Scott
------------------------                   ---------------------
         Date                              Name:  Jonathan D. Scott
                                           Title: Vice President

CUSIP No. 377316 10 4                                        Page 19 of 19 pages


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          VOTING TRUSTEE OF P. H. GLATFELTER
                                          FAMILY SHAREHOLDERS' VOTING TRUST
                                          established pursuant to agreement
                                          dated as of July 1, 1993

                                          BY:  PNC BANK, NATIONAL ASSOCIATION,
                                               AS TRUST AGENT

      June 8, 1999                             By:  /s/ Jonathan D. Scott
------------------------                            ---------------------
         Date                                       Name:  Jonathan D. Scott
                                                    Title: Vice President